SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated July 30, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1434492	July 30, 2010
2.	HUG Regulatory Announcement	1434496	July 29, 2010


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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	13:00 30-Jul-2010
Number	HUG1434492

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 448,199,165 ordinary shares of 5p each at 30 July 2010. The Company holds no such ordinary shares as treasury shares.

The above figure (448,199,165) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

HUG#1434492

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Additional Listing
Released	10:00 29-Jul-2010
Number	HUG1434496

Elementis plc (the "Company") - Additional Listing of Shares

A listing application has been made today for 59,621 ordinary shares of 5p each to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares have been issued fully paid and rank pari passu in all respects with the existing issued ordinary shares of the Company.

These shares have been issued under the Elementis Savings Related Share Option Scheme 2008.

A block listing application has also been made for 2,440,379 ordinary shares of 5p each to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

These shares will be issued under the following schemes:

1,440,379 shares - Elementis Savings Related Share Option Scheme 2008
1,000,000 shares - Elementis 2003 Executive Share Option Scheme

Wai Wong
Company Secretary
020 7408 9303

29 July 2010

HUG#1434496

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